VIA EDGAR

September 16, 2019

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:    Martin James, Senior Assistant Chief Accountant
David Burton

RE:    REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED 9/5/2019

Gentlemen:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated September 5, 2019 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding our most recent 10-K and 10-Q filings. We would like to request an extension to the filing deadline for our response as the Company requires additional time in order to respond to the Staff’s second comment as it relates to a series of transactions executed over the last 20 years. Currently, a response was requested within 10 business days, which would make the response due by September 15, 2019. We are requesting that this date be extended to September 27, 2019. If this date is not acceptable to you please let us know, otherwise we will post our response on Edgar by September 27, 2019.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (508) 870-5959.

Sincerely,

/s/ Richard Sneider

Richard Sneider
Treasurer and Chief Financial Officer